UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                              GENSIA SICOR INC.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 372450 10  6
                    ----------------------------------------
                                (CUSIP Number)

                                  Carlo Salvi
                 SICOR-Societa Italiana Corticosteroidi S.p.A.
                               Via Terrazzano 77
                               20017 Rho, Milan
                                     Italy
                               011-39-2-930-3981
-----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  Copies to:
                                  Alan Klein
                          Simpson Thacher & Bartlett
                                99 Bishopsgate
                           London EC2M 3YH, England
                              011-44-171-422-4000

                              February 28, 1997
-----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Exhibit Index begins on Page 14

  CUSIP No.  372450 10 6              13D


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            RAKEPOLL FINANCE N.V.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            JOINT FILING                             (a) /_/
                                                     (b) /_/

  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                         /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            NETHERLANDS ANTILLES

                7   SOLE VOTING POWER
  NUMBER OF
    SHARES               29,500,000
 BENEFICIALLY
   OWNED BY     8   SHARED VOTING POWER
     EACH
  REPORTING              NONE
    PERSON
     WITH       9   SOLE DISPOSITIVE POWER

                         29,500,000

               10   SHARED DISPOSITIVE POWER

                         NONE

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,500,000

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                         /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.1%

 14    TYPE OF REPORTING PERSON

            CO

  CUSIP No.  372450 10 6              13D


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            KARBONA INDUSTRIES LTD.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            JOINT FILING                              (a) /_/
                                                      (b) /_/
  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                         /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            BAHAMAS

                7    SOLE VOTING POWER
  NUMBER OF
    SHARES                29,500,000
 BENEFICIALLY
   OWNED BY     8    SHARED VOTING POWER
     EACH
  REPORTING            NONE
    PERSON
     WITH       9    SOLE DISPOSITIVE POWER

                          29,500,000

               10    SHARED DISPOSITIVE POWER

                          NONE

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,500,000

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                         /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.1%

 14    TYPE OF REPORTING PERSON

            HC

   CUSIP No.  372450 10 6              13D


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CARLO SALVI

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            JOINT FILING                              (a)/_/
                                                      (b)/_/
  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                         /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            SWITZERLAND

                 7    SOLE VOTING POWER
  NUMBER OF
    SHARES                 29,990,000
 BENEFICIALLY
   OWNED BY      8    SHARED VOTING POWER
     EACH
  REPORTING                NONE
    PERSON
     WITH        9    SOLE DISPOSITIVE POWER

                           29,990,000

                10    SHARED DISPOSITIVE POWER

                           NONE

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,990,000

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                         /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.8%

 14    TYPE OF REPORTING PERSON

            IN

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.   Security and Issuer.

          This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $.01 par value per share ("Common Stock") of Gensia Sicor, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 9360 Towne Center Drive, San Diego, California, 92121, U.S.A.


Item 2.   Identity and Background.

          (a) - (c), (f)     This Schedule 13D is being filed jointly by
Rakepoll Finance N.V., a company organized under the laws of the Netherlands Antilles ("Rakepoll Finance"), Karbona Industries Ltd., a company organized under the laws of the Bahamas ("Karbona"), and Carlo Salvi, a citizen of Switzerland ("Salvi"; together with Rakepoll Finance and Karbona, the "Reporting Persons").

          Rakepoll Finance is a holding company which is a majority-owned direct subsidiary of Karbona, a holding company which is wholly-owned by Salvi. The principal business and principal office addresses of Rakepoll Finance and Karbona are as follows:

     Rakepoll Finance N.V.
     14 J.B. Gorsiraweg
     Curacao, Netherlands Antilles

     and

     Karbona Industries Ltd.
     IBM House
     4th Floor
     East Bay Street
     Nassau, Bahamas

          Salvi is a director of both Rakepoll Finance and Karbona. The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director of Rakepoll Finance, including Salvi, are set forth on
Schedule I hereto and are incorporated herein by reference. Karbona has no officers, executive or otherwise, and Salvi is its sole director.

          (d) - (e)     None of the Reporting Persons has during the last
five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. In addition, none of the Reporting Persons has any knowledge that any executive officer or director of Rakepoll Finance or Karbona has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          All of the shares of Common Stock beneficially owned by the Reporting Persons (other than 490,000 shares beneficially owned by Salvi) were acquired by Rakepoll Finance in a stock exchange with the Company (the "Stock Exchange") consummated on February 28, 1997 (the "Closing Date").
The Stock Exchange was consummated pursuant to the terms of the Stock Exchange Agreement, dated November 12, 1997, as amended on December 16, 1996 (the "Stock Exchange Agreement"), between the Company and Rakepoll Finance. Pursuant to such terms, on the Closing Date, Rakepoll Finance (i) exchanged all of the capital stock of Rakepoll Holding B.V., a company organized under the laws of the Netherlands ("Rakepoll Holding") and (prior to such Stock Exchange) a wholly-owned subsidiary of Rakepoll Finance, in consideration for 29,500,000 shares of Common Stock and $100,000 in cash and (ii) caused certain intercompany debt to be converted into equity and contributed to Rakepoll Holding. In addition, on the Closing Date, pursuant to a Deed of Assignment of Claims and Contract among Rakepoll Finance, Rakepoll Holding and Gensia, and in lieu conversion and contribution as provided for in the Stock Exchange Agreement, Rakepoll Finance assigned to Gensia certain other intercompany debt, consisting of claims of Rakepoll Finance against Rakepoll Holding.


Item 4.   Purpose of Transaction.

          In connection with the Stock Exchange Agreement, the Company and Rakepoll Finance entered into a Shareholder's Agreement, dated as of November 12, 1996, as amended December 21, 1996 and February 28, 1997 (the "Share-holder's Agreement"), which sets forth certain terms governing Rakepoll Finance's investment in the Company, including, among other things,
(i) Rakepoll Finance's representation on the Company's Board of Directors (the "Board"), (ii) certain changes in Company management, (iii) the establishment and composition of a Company executive operating committee,
(iii) special approvals required for certain Board actions and (iv) certain restrictions and rights with respect to Rakepoll Finance's ability to purchase or dispose of Company securities. Rakepoll Finance intends to influence and participate in the management and policies of the Company to the fullest extent permitted by Delaware General Corporation Law and by the Shareholder's Agreement, as described below.

          Pursuant to the terms of the Shareholder's Agreement, the Company is presently obligated to have ten members on the Board and to use its best efforts to cause the Board to consist of (i) two directors who are executive officers of the Company and not affiliated with Rakepoll Finance ("Management Directors"), (ii) three directors designated by Rakepoll Finance ("Investor Directors") and (iii) five independent directors to be designated jointly by the Management Directors and the Investor Directors ("Independent Directors"); provided, however, that the number of Investor Directors and Independent Directors which Rakepoll Finance is entitled to designate, jointly or otherwise, shall be reduced in proportion to certain reductions in Rakepoll Finance's percentage equity interest in the Company; and provided, further, that Rakepoll Finance's right so to designate any Investor Director or Independent Director shall terminate in the event that Rakepoll Finance's percentage equity interest in the Company is less than 10% of its percentage equity interest in the Company on and as of the Closing Date (its "Initial Interest"). Further, if, under certain circumstances, the holders of certain Company preferred stock become entitled to appoint two directors to the Board (the "Preferred Directors"), then for so long as such holders are entitled to designate the Preferred Directors, the Board shall be increased from ten to 12 directors and Rakepoll Finance shall thereafter be entitled to designate an additional Investor Director and one Management Director shall resign.

          On February 28, in connection with the consummation of the Stock Exchange and in furtherance of the foregoing, the following individuals were elected to the Board: (i) Carlo Salvi, Chairman of the Board of Rakepoll Finance, (ii) Michael D. Cannon, Executive Vice-President of the Company and an officer and director of SICOR-Societa Italiana Corticosteriodi S.p.A., a indirect wholly-owned subsidiary of the Company, (iii) Patrick D. Walsh, President and Chief Operating Officer of Gensia Laboratories, Ltd., and (iv) Donald E. Panoz, executive Chairman of the Board of Fountainhead Holdings Ltd. and of Fountainhead Development Corp. and non-executive Chairman of the Board of Warner Chilcott plc.

          The Shareholder's Agreement also requires that all necessary action be taken to cause (i) the designation of an Independent Director to serve as non-executive Chairman of the Board upon the mutual agreement of the Investor Directors and Management Directors, (ii) the appointment of David F. Hale as President and Chief Executive Officer of the Company, and (iii) the appointment of Michael D. Cannon to serve as Executive Vice-President of the Company.

          On February 28, 1997, in connection with the consummation of the Stock Exchange and in furtherance of the foregoing, the Board elected Donald Panoz to serve as Chairman of the Board. On the same date, the Board also appointed David F. Hale and Michael D. Cannon to the offices of the Company described in the foregoing paragraph.

          The Shareholder's Agreement further obligates the Company to establish an Executive Operating Committee, which shall be a management committee and not a committee of the Board, consisting of Carlo Salvi (who shall serve as Chairman of such committee), the President and Chief Executive Officer of the Company, the President of Gensia Laboratories, Ltd. and the Executive Vice-President of the Company.

         In connection with the consummation of the Stock Exchange and in furtherance of the foregoing, the Company has formed an Executive
Operating Committee comprised of the following individuals:  Carlo
Salvi, David F. Hale, Patrick D. Walsh and Michael D. Cannon.

          The Shareholder's Agreement further provides that, as long as Rakepoll Finance's percentage equity interest in the Company is 50% or greater than its Initial Interest, the approval of the Investor Directors will be required in order for the Company to take certain corporate actions, including (i) the entry of the Company or any of its subsidiaries into any merger or consolidation, or the acquisition by any thereof of any business or assets which would constitute a substantial part of the business or assets of the Company, (ii) the disposition by the Company or any of its subsidiaries of all or substantially all of the business or assets of the Company, (iii) certain actions related to dissolution, liquidation or bankruptcy, (iv) the payment of an extraordinary dividend by the Company, (v) the issuance of any debt or equity securities of the Company in excess of a certain amount and
(vi) the issuance of any debt or equity securities or other capital stock of any Company subsidiaries, except certain issuances pursuant to certain benefit or other plans approved by the Board or pursuant to the terms of certain Company securities outstanding on the Closing Date.

          For a period of twelve months after the Closing Date, under the terms of the Shareholder's Agreement, Rakepoll Finance and its affiliates are prohibited from acquiring or offering to acquire any Company securities, except (i) with the consent of a majority of the Independent Directors, (ii) in the event of any issuance by the Company of any equity securities not contemplated by the funding plan previously agreed to by Rakepoll Finance and the Company or (iii) under certain circumstances, following (a) the commencement by any third party of a bona fide tender or exchange offer to purchase in excess of 20% of the outstanding shares of Common Stock, (b) a bona fide proposal to acquire all or substantially all of the assets of the Company, (c) a bona fide proposal to enter into any other similar business combination with the Company or (d) a definitive agreement, or an agreement contemplating a definitive agreement, for any of the transactions described in clauses (iii)(a)-(c) above.

          Rakepoll Finance is also prohibited by the Shareholder's Agreement, for a period of twelve months after the Closing Date, from (i) disposing of any shares of Common Stock (and from permitting any affiliate thereof to do so) and (ii) disposing of any shares of the capital stock of any subsidiary thereof that owns shares of Common Stock, except to an affiliate of Rakepoll Finance that agrees in writing to be bound by the terms of the Shareholder's Agreement. The foregoing restrictions do not apply following the commencement by any third party of a bona fide tender or exchange offer to purchase in excess of 20% of the outstanding shares of Common Stock that the Board either recommends acceptance of, expresses no opinion and remains neutral towards, or is unable to take a position with respect to.

          In addition, the Shareholder's Agreement grants Rakepoll Finance certain anti-dilution privileges pursuant to which Rakepoll Finance, may, upon the authorization by the Board of the issuance of certain equity securities, acquire in the open market such number of shares of Common Stock so that Rakepoll Finance's percentage equity interest in the Company after such issuance is equal to but not greater than its Initial Interest.

          Finally, the Shareholder's Agreement provides that, at any time on or after the first anniversary of the Closing Date, the holders of Common Stock subject to the Shareholder's Agreement constituting at least 5% of the aggregate Common Stock outstanding immediately upon consummation of the Stock Exchange (the "Initiating Holders") may request that the Company file a registration statement under the Securities Act of 1933, as amended (the

"Act"), covering the registration of the Registrable Securities (generally defined in the Shareholder's Agreement to include Common Stock and other securities convertible into such stock, acquired by Rakepoll Finance in accordance with the Stock Exchange and Shareholder's Agreements). The Company is thereupon obligated to use its best efforts to cause the registration under the Act of all Registrable Securities requested by the Initiating Holders and certain other holders of Common Stock which elect to participate in such registration; provided, that the Company shall not be obligated to cause the filing of more than two effective registration statements per year up to a maximum of five effective registration statements.

          In addition, under the terms of the Stock Exchange Agreement, Rakepoll Finance and the Company have also agreed that they presently intend that certain medical device products and research activities of the Company shall be transferred to other companies. The Company shall contribute to Automedics Development, Inc., a subsidiary of the Company, the assets, licenses, contracts, intellectual property and other associated rights related to certain existing Company medical device products and any medical device products in-licensed by the Company between the date of the Stock Exchange Agreement and the Closing Date. Rakepoll Finance and the Company have also agreed that, subsequent to the Closing Date, they will use their best efforts to present to the Board a plan to effectuate the spin-off of the Company's research activities into an independent company, so long as such spin-off is reasonably feasible.

          In connection with the consummation of the Stock Exchange, the Company was obligated to make certain amendments to the form of its certificate of incorporation and by-laws on or prior to the Closing Date. Amendments to the Company's certificate of incorporation (the "Certificate of Incorporation") included (i) a name change from "Gensia, Inc." to "Gensia Sicor Inc.", (ii) an increase in the number of authorized shares of Common Stock from 75,000,000 to 125,000,000 and (iii) an increase in the number of authorized shares of the Company's Series I Participating Preferred Stock, $.01 par value per share, from 100,000 to 125,000. The Company's by-laws (the "By-laws") were amended to implement certain provisions of the Shareholder's Agreement, including provisions with respect to board composition and special director approvals as described in this Item 4.

          A copy of each of the Shareholder's Agreement, Stock Exchange Agreement, Certificate of Incorporation and By-laws is attached as an exhibit to this Schedule 13D and the descriptions of the terms of each of such agreements contained in this Item 4 are qualified in their entirety by reference to such exhibits.

          Except as discussed in this Schedule 13D, none of the Reporting Persons has any present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right, either individually or in any combination thereof or together with one or more other shareholders of the Company, at any time, to reconsider and change its plans or proposals relating to the foregoing depending upon the circumstances prevailing at such time.

Item 5.   Interest in Securities of the Issuer.

          According to the Company, upon the consummation of the Stock Exchange, there were 70,108,045 shares of Common Stock outstanding on the Closing Date. The Common Stock ownership percentages set forth below are based on that number of shares of Common Stock outstanding.

          (a) Under the definition of "beneficial ownership" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as at February 28, 1997, by virtue of the consummation of the Stock Exchange, each of the Reporting Persons may be deemed to beneficially own, either directly or indirectly, 29,500,000 shares of Common Stock, representing approximately 42.1% of Common Stock outstanding. Further, certain other companies which are wholly-owned by Salvi have acquired a total of 490,000 additional shares of Common Stock in prior transactions. As a result, under the definition of "beneficial ownership" set forth in Rule 13d-3 under the Exchange Act, Salvi may be deemed to indirectly beneficially own an additional 490,000 shares of Common Stock. Taking account of such additional shares of Common Stock, Salvi may be deemed to beneficially own a total of 29,990,000 shares of Common Stock, representing approximately 42.8% of Common Stock outstanding.

          (b) Each of Rakepoll Finance and Karbona may be deemed to have sole voting and dispositive power with respect to 29,500,000 shares of Common Stock. There are no shares of Common Stock with respect to which either Rakepoll Finance or Karbona shares voting or dispositive power. Salvi may be deemed to have sole voting and dispositive power with respect to 29,990,000 shares of Common Stock. There are no shares of Common Stock with respect to which Salvi shares voting or dispositive power.

          (c) Except as set forth elsewhere herein, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, no other person described in Item 2 of this Schedule 13D has engaged in any transaction during the past 60 days in any Common Stock.

          (d) None of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

          (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information set forth in Item 4 above is incorporated herein by reference. Other than as set forth in this Item 6, none of the Reporting Persons has any knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this
Schedule 13D and between such persons and any person with respect to any securities of the Company.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1 Stock Exchange Agreement, dated as of November 12, 1996, as amended December 16, 1996, between Gensia Sicor, Inc. and Rakepoll Finance N.V.

Exhibit 2 Shareholder's Agreement, dated as of November 12, 1996, as amended December 21, 1996 and February 28, 1997, between Gensia Sicor, Inc. and Rakepoll Finance N.V.

Exhibit 3           Restated Certificate of Incorporation of Gensia Sicor,
                    Inc.

Exhibit 4           By-laws of Gensia Sicor, Inc.

Exhibit 5 Joint Filing Agreement dated as of March 7, 1997 among Rakepoll Finance N.V., Karbona Industries Ltd. and Carlo Salvi.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       RAKEPOLL FINANCE N.V.

                                       By:   /s/ Carlo Salvi
                                             ----------------------------
                                             Name: Carlo Salvi
                                             Title: Chairman of the Board




DATED: March 7, 1997

                                                                    SCHEDULE I




                      DIRECTORS OF RAKEPOLL FINANCE N.V.


          Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each executive officer and director of Rakepoll Finance N.V.

                                                      Name, Principal
                                                      Business and
                                                      Address of
                                                      Corporation or
Name, Citizenship                                     Organization
and Position with        Present Principal            in Which Such
Rakepoll Finance         Occupation or Employment     Employment is Conducted
------------------       ---------------------------  -----------------------

Carlo Salvi (Swiss),     Chairman of the Board,        SICOR-Societa Italiana
President and Director   SICOR-Societa Italiana          Corticosteriodi S.p.A.
                           Corticosteriodi S.p.A.      Via Terrazzano 77
                                                       20017 Rho, Milan
                                                       Italy

Jerome A. van Zuylen     Managing Director,            MeesPierson Trust
(Dutch), Managing        MeesPierson Trust             (Curacao) N.V.
Director                 (Curacao) N.V.                14 J.B. Gorsiraweg
                                                       Curacao, Netherlands
                                                       Antilles

Reginald D. Schotborgh   Senior Account Manager,       MeesPierson Trust
(Dutch), Managing        MeesPierson Trust             (Curacao) N.V.
Director                 (Curacao) N.V.                14 J.B. Gorsiraweg
                                                       Curacao, Netherlands
                                                       Antilles
                               INDEX OF EXHIBITS



Exhibit Number       Description
--------------       -----------

1.                   Stock Exchange Agreement, dated as of
                     November 12, 1996, as amended December
                     16, 1996, between Gensia Sicor, Inc.
                     and Rakepoll Finance N.V.


2.                   Shareholder's Agreement, dated as of
                     November 12, 1996, as amended December
                     21, 1996 and February 28, 1997,
                     between Gensia Sicor, Inc.
                     and Rakepoll Finance N.V.

3.                   Restated Certificate of Incorporation
                     of Gensia Sicor, Inc.

4.                   By-laws of Gensia Sicor, Inc.

5.                   Joint Filing Agreement dated as of
                     March 7, 1997 among Rakepoll
                     Finance N.V., Karbona Industries Ltd.
                     and Carlo Salvi.